HERBAL BOTANICAL PRODUCTS, LLC

FINANCIAL STATEMENTS & NOTES THEREON

FOR THE PERIODS THAT ENDED

DECEMBER 31, 2020, 2021, & 2022

(UNAUDITED)

INTERNALLY PREPARED

1. Summary of Significant Accounting Policies

The Company

The consolidated financial statements have been prepared to present the financial position and results of operations of Herbal Botanical Products, LLC (*"HBP"* or *"The Company"*) from inception, which was January 31, 2020, through December 31, 2022.

HBP was organized on January 31, 2020.

HBP was formed to distribute products infused with *Cannabinoids* (*"CBD"*) directly to consumers and through retail distributors. The Company has a complete product line including:

- Tinctures (Oil),
- Topical Pain Creams and Gel,
- CBD Toothpaste;
- Pain Patches,
- CBD/CBG Gummies,
- CBG Chewies;
- CBN Sleep Caplets, and;
- Muscle Mist for After Workout or Sports.

The Company began operations after **Panakeia Holdings, Inc** (*"PHI"*) concluded the purchase of assets in two Federal Bankruptcy cases in the Middle District in Florida. PHI has paid all costs of the Bankruptcy cases and has "Pushed Down" all assets that were acquired "Free And Clear of Liens" from the Bankruptcy estates. The outcome of the two Bankruptcy cases resulted in the acquisition of:

- CBD Infused Finished Goods Products,
- Certain Laboratory Manufacturing Equipment,
- Select Product Formulation Recipes,
- Distribution, mainly in Florida, and;
- A Large Amount of Other Supplements Raw Materials.

PHI is strictly a holding company and has no commercial operations, which is the reason **HBP** was formed, to operate as a CBD formulation and distribution company. Neither **PHI** nor, by extension **HBP**, have any direct or contingent liability from the referenced Bankruptcy proceedings.

The Company began operation in early February 2020 just before the Covid 19 pandemic came to the United States, which caused all retail sales to stop and were very slow to reopen, causing a delay in revenue growth and a lack of distribution development. The Company did have sufficient cash-on-hand and the continued support from its accredited investor equity holder base to weather the Covid storm and to emerge on the other side ready for sales and revenue growth.

1. Summary of Significant Accounting Policies (continued)

Fiscal Year

HBP operates on a December 31st fiscal year.

Principles of Consolidation and Basis of Accounting

The consolidated financial statements include the accounts of HBP, the remaining assets acquired from the Bankruptcy Estates, and all assets and liabilities the **Company** has acquired or incurred since inception. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States ("GAAP") as determined the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balances have been eliminated in the accompanying consolidated financial statements.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Pushdown Accounting

Pushdown accounting establishes a new basis for reporting assets and liabilities in an acquiree's stand-alone financial statements based on the "pushdown" of the newly adopted acquirer's basis. The following is a summary of four important provisions in the new guidance.

ASC 805 requires that all assets and liabilities be generally measured and recognized at fair value in accordance with ASC 820, "Fair Value Measurement." Thus, all tangible and intangible assets and liabilities for which the guidance does not otherwise provide an exception are measured and recorded at fair value, even if the acquirer does not intend to use such assets to their highest and best use. One such exception is for acquisition-related liabilities, which are recorded if and only if they are liabilities of that respected entities.

Furthermore, ASC 805 requires that the acquirer recognize all preacquisition contingencies at fair value. If the acquirer cannot reasonably determine the fair value of preacquisition contingencies, it still must recognize the contingent assets and liabilities as long as they are probable and can be reasonably estimated.

1. Summary of Significant Accounting Policies (continued)

ASC 805 also requires that the acquirer reflect all consideration transferred (i.e., the purchase price) at fair value. The consideration transferred in a business acquisition usually comprises assets transferred, liabilities incurred (including contingencies), and the amount of equity that acquiree has issued to acquirer.

Risks and Uncertainties

The Company has a limited operating history. **The Company's** business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the **Company's** control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition, regulatory changes, or changes in consumer behavior or tastes. These adverse conditions could affect the **Company's** financial conditions and the results of its operations.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 30, 2022 $34,263.25 in cash equivalents.

Accounts Receivables

The Company generally requires payment for products sold to be paid by cash or credit card, whether sold directly to the consumer or sold on a wholesale basis to distributors. Therefore, the Company does normally have any accounts receivables.

The exception to this is approximately $32,000 in aged receivables acquired as part of the Bankruptcy estates. However, after multiple attempts to collect the receivables, management deemed none of these accounts to be collectible and all of the subject receivables were never booked on the Company's financial records.

Inventory

1. Summary of Significant Accounting Policies (continued)

Finished goods inventory is stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. As of December 31, 2022 ,the balance of inventory related to finished goods was $7,644.00.

All inventory acquired in the Bankruptcy estates has been allocated a valuation based on the overall cost of litigating the Bankruptcy estates, which approximates $228,099. The valuation for the raw materials was allocated on a unit basis, and management believes that this cost allocation is either at or below market value.

	Earth's	Neuro	Total
Purchase Price	$ 34,500	$ 168,297	$202,797
Fees - Credit Line	$ -	$ 9,843	$ 9,843
Legal Fees - Bankruptcy	$ -	$ 15,459	$ 15,459
Total Purchase Price	$ 34,500	$ 193,599	$228,099
Asset Allocation:			
Gummy Machine		$ 8,500	$ 8,500
Flower		$ 1,190	$ 1,190
Security System		$ 2,500	$ 2,500
Cash	$ 20,383	$ -	$ 20,383
Neuro Inventory:			$ -
Containers		$ 5,000	$ 5,000
Other		$ 5,000	$ 5,000
Inventory Allocation		$ 185,526	$185,526
Totals	$ 20,383	$ 207,716	$228,099

BK Inventory Allocation

	Telomere	Collagen	Neuropathy	Totals
Caplets	132,750	25,080	21,150	178,980
Distribution	74.2%	14.0%	11.8%	100.0%
Assigned Inventory Cost	$137,605.45	$25,997.32	$21,923.58	$185,526.35

Intangible Assets

The Company does not currently have any intangible assets. As a matter of policy, if the **Company** acquires intangible assets in the future, those assets will be recorded at cost and amortized over the useful life of the asset.

Property, Plant, and Equipment

Property, plant, and equipment will be recorded at cost. For financial reporting purposes, depreciation will be computed using the straight-line method over the estimated useful lives of the asset(s). Office equipment will be depreciated over five years. Other longer depreciation periods may be used depending on the nature of the asset capitalized and its estimated useful life.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740") Deferred Income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts of each period end, based on enacted tax laws and statutory tax rates applicable to the period in which the differences are expected to offset taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income tax represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merits. The Company is subject to tax filing requirements of a Limited Liability Company in the federal jurisdiction of the United States. The Company sustained operating losses during fiscal years 2020, 2021, and 2022 respectively. Since management has elected for the Company to be taxed as a partnership instead of being taxed as a corporation. Accordingly, all operating income and/or losses have been properly reported on form 1099 to the Members holding equity positions at the end of each fiscal year.

The Company is subject to franchise and income taxes filing requirements in the State of Wyoming.

Concentration of Credit Risk

The Company requires all orders to be paid in full either by wire transfer, ACH, or more typically by credit card. As previously mentioned because of this prepayment model, the **Company** has no credit risk at the current time.

Revenue Recognition

The Company recognizes revenue when a customer or Dealer (retailer) has placed an order and 1) the customer has entered their credit card number into our eCommerce site, or 2) the customer has placed an order and has given the Company the authority to charge their credit card that is on file with the **Company.**

1. Summary of Significant Accounting Policies (continued)

As part of the Crowdfunding offering the Company has offered investors "Reward Perks", where the **Company** will provide each investor a unique discount code worth 20% of their cash investment. The investor can log on to the Company's eCommerce site at www.panakeiabotanicals.com and select any product they wish and apply their discount codes as payment (or partial payment) for the product bundle. Assuming we reach our goal of raising $750,000 in this crowdfunding round the Company expects to book deferred revenue in the amount of $150,000. This deferred revenue will be recognized as revenue when the investor/customer redeems their discount and orders product.

Warranty Reserve

The Company offers a 100% money back guarantee and has yet to have been asked for a refund or replacement product, so there is not sufficient historical data to establish a warranty reserve pool. This may change as the Company attracts new customers and management will evaluate this issue in the future when necessary.

Operating Expenses

The Company expenses all normal cash-based operating expenses as they are incurred in the period incurred.

Equity-Based Compensation

The Company has established an equity-based grant program. The Employee Equity Grant Pool consists of 400,000 common equity units and is offered to management and other Directors, consultants, and other individuals who help and support the Company in its operations and growth. The terms of the equity grant are: 1) the equity grants vest in a 48-month period, with an acceleration clause for change of control, and; 2) the strike price for the grants is $2.50 per share (which is $12.5 million valuation).

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company, its Directors or its Members.

3. Related Party Transaction

The early funding for the **Company** came from **Panakeia Holdings, Inc. ("PHI")** which was formed and funded to acquire the assets from the two Bankruptcy estates mentioned above. Once those assets were acquired, PHI assigned all assets to HBP which was formed to operate the CBD distribution business. **PHI** also provided the initial funding for the **Company**. In exchange for the assignment of assets and the initial funding to form and operate the Company's business, the **Company** issued 3,338,035 common equity units of the issued common units of 4,600,000, which means that PHI owns 72.57% of the Company's voting stock.

The direct and beneficial ownership of the 4,600,000 common units is summarized in the table below:

Panakeia Holdings, Inc
Equity Ownership Table

Panakeia Holdings, Inc. Effective Ownership of HBP, LLC	Shares Owned	Ownership Distribution	Panakeia Ownership of HBP, LLC	Beneficial Ownership of HBP, LLC	Direct Ownership of HBP, LLC	Total Beneficial Ownership of HBP, LLC
Stephen M McKay - Insider of HBP, LLC	157,140	39.29%	66.76%	26.23%	3.63%	29.86%
Howard N. Short Living Trust	69,800	17.45%	66.76%	11.65%	0%	11.65%
Jessica Sun Living Trust	69,800	17.45%	66.76%	11.65%	0%	11.65%
Michael W Loveless Revocable Trust - Insider of HBP, LLC	63,270	15.82%	66.76%	10.56%	3.38%	13.93%
Randall Allen - Insider of HBP, LLC	39,990	10.00%	66.76%	6.67%	1.31%	7.98%
Totals Panakeia Beneficial Ownership of HBP, LLC	400,000	100.00%	N/A	66.76%	8.31%	75.08%
Other Direct Ownership of HBP, LLC						
John Sandberg IRA - Insider of HBP, LLC					3.00%	3.00%
Michael Lazaroff					5.00%	5.00%
Dr. Michael Burnes					4.00%	4.00%
Steven Goldsmith					0.50%	0.50%
Michael W Loveless IRA - Insider of HBP, LLC					1.25%	1.25%
John Callahan - Insider of HBP, LLC					0.68%	0.68%
10428 Limited Partnership - Dr.Howard Short					2.50%	2.50%
Sub Total					16.93%	16.93%
Total Common Ownership of HBP, LLC						92.00%

Note: the 92% ownership is correct as the remaining 8% of the common units are allocated to the Employee Equity Grant Program and the grants have a 4-year vesting period.

The related party equity transactions directly with the Company are as follows:

	Direct Ownership	Indirect Ownership	Total Ownership
Stephen M McKay - Insider of HBP, LLC	3.63%	26.23%	29.86%
Michael W Loveless Revocable Trust - Insider of HBP, LLC	3.38%	10.56%	13.93%
Randall Allen - Insider of HBP, LLC	1.31%	6.67%	7.98%
John Sandberg IRA - Insider of HBP, LLC	3.00%	0%	3.00%
Michael W Loveless IRA - Insider of HBP, LLC	1.25%	0.00%	1.25%
John Callahan - Insider of HBP, LLC	0.68%	0%	0.68%
Totals	13.24%	43.46%	56.70%

4. Loans Receivables – Related Parties

The Company does not have any loan receivables from any related parties.

5. Equity

Common Equity – Voting

Under the Operating Agreement of the **Company**, the total number of voting authorized is five million (5,000,000) Units, of which 4,600,000 are issues and outstanding and 400,000 are reserved for award, vesting, and issuance under the Company's Employee Equity Grant Plan. These equity units are the only voting equity currently issued by the Company.

Preferred Equity – Non-Voting

As part of this crowdfunding campaign, the **Company** will issue two types of preferred equity. The preferred equity series A will be issued on a first-come-first-issued basis up to $124,000. Series A will be issued at a value of $100. The Series A units will be mandatorily redeemable on the sixty-first (61st) month from issuance unless redemption by the **Company** on any anniversary of their issuance. The preferred equity will have a provision where the **Company** can redeem the units by returning the original issuance price together with the mandatory annual fixed rate return of 25% which protects the Crowd investors from future dilution which could adversely affect the ultimate returns they might have received. Additionally, since this security is available as an "Early Bird" offering, these units also get an additional 25% return upon issuance in addition to the annual 25% return.

By way of example, assuming these units remain outstanding through the 60th month, the redemption cost would be as follows for someone who invested $1,000:

Redemption	Amount	Periodic Return	Cumulative Return
Original Investment	$ 1,000		0%
Initial Bonus Return	$ 250	25%	25%
Year 1 Return	$ 250	25%	50%
Year 2 Return	$ 250	25%	75%
Year 3 Return	$ 250	25%	100%
Year 4 Return	$ 250	25%	125%
Year 5 Return	$ 250	25%	150%
Totals	$ 2,500	150%	N/A

HERBAL BOTANICAL PRODUCTS, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022

5. Equity (continued)

The Series A units will be mandatorily redeemable on the sixty-first (61st) month from issuance unless redemption by the **Company** on any anniversary of their issuance. The preferred equity will have a provision where the **Company** can redeem the units by returning the original issuance price together with the mandatory annual fixed rate return of 25% which protects the Crowd investors from future dilution which could adversely affect the ultimate returns they might have received.

By way of example, assuming these units remain outstanding through the 60th month, the redemption cost would be as follows for someone who invested $1,000:

Redemption	Amount	Periodic Return	Cumulative Return
Original Investment	$ 1,000		0%
Initial Bonus Return	$ -		0%
Year 1 Return	$ 250	25%	25%
Year 2 Return	$ 250	25%	50%
Year 3 Return	$ 250	25%	75%
Year 4 Return	$ 250	25%	100%
Year 5 Return	$ 250	25%	125%
Totals	$ 2,250	125%	N/A

6. Equity-Based Compensation

The Company does not have any equity-based compensation plans currently. Management has considered establishing an options-based compensation plan which would include non-qualified equity options that would be treated as taxable compensation for employees If and when a plan is put in place the terms associated with the plan will be disclosed.

7. Subsequent Events

There are no subsequent events to disclose at this time.

HERBAL BOTANICAL PRODUCTS, LLC
BALANCE SHEET
DECEMBER 31, 2020, 2021, 2022 RESPECTIVELY
INCLUDING PRO FORMA POST CROWDFUNDING
(UNAUDITED)
INTERNALLY PREPARED

ASSETS	2020 Actual	2021 Actual	2022 Actual	Post Crowdfunding Pro Forma
Current Assets				
Cash on Hand (Assumes Crowdfunding Round is Fully Subscribed) $	4,329	$ 67,003	$ 34,264	$ 74,764
Subscriptions Receivables - Management $	-	$ -	$ 40,500	$ -
Subscriptions Receivables - Crowdfunding $	-	$ -		$ 124,000
Accounts Receivables, Less Allowance for Doubtful Accounts of $0.00 $	-	$ -	$ -	$ -
Inventory - Containers $	4,500	$ 9,653	$ 15,604	$ 15,604
Inventory - Finished Goods $	20,102	$ 11,585	$ 7,644	$ 35,209
Inventory - Raw Materials - Telomere Formulation $	137,605	$ 137,605	$ 137,605	$ 137,605
Inventory - Raw Materials - Neuropathy Formulation $	25,997	$ 25,997	$ 25,997	$ 25,997
Inventory - Raw Materials - Collagen Formulation $	21,924	$ 21,924	$ 21,924	$ 21,924
Inventory - Miscellaneous $	-	$ -	$ -	$ -
Due From Affiliate $	-	$ 9,843	$ 17,763	$ 17,763
Total Current Assets $	214,458	$ 283,611	$ 301,301	$ 452,866
Fixed and Long Lived Assets				
Owned URL Domain Addresses $	-	$ -	$ 5,000	$ 5,000
Product Development $	-	$ -	$ 5,000	$ 5,000
Website Development $	-	$ -	$ 5,000	$ 5,000
Total Fixed and Long Lived Assets $	-	$ -	$ 15,000	$ 15,000
TOTAL ASSETS $	214,458	$ 283,611	$ 316,301	$ 467,866

LIABILITIES AND PARTNER'S CAPITAL			Actual	Post Crowdfunding Pro Forma
Current Liabilities				
Accounts Payable - Contractor $	55,000	$ 68,183	$ 52,030	$ 52,030
Accounts Payable - Expenses $	-	$ -	$ 14,800	$ 14,800
Accounts Payable (Prepaid) - Inventory $	-	$ -	$ (27,565)	$ -
Accounts Payable - Wefunder Fee $	-	$ -	$ -	$ 9,300
Deferred Revenue $	-	$ -	$ -	$ 24,800
Interest Payable $	-	$ -	$ -	$ -
Payroll Taxes Payable $	-	$ -	$ -	$ -
Debt Maturing in Less Than One Year $	-	$ -	$ 35,000	$ 35,000
Total Current Liabilities $	55,000	$ 68,183	$ 74,265	$ 135,930
Long Term Liabilities				
Liabilities Maturing in More Than One Year $	-	$ -	$ -	$ -
Promissory Notes Due in More Than One Year $	-	$ -	$ -	$ -
Total Long Term Debt $	-	$ -	$ -	$ -
Total Liabilities $	55,000	$ 68,183	$ 74,265	$ 135,930
Partners Capital Account(s)				
Mandatorily Redeemable Preferred Series A Units - 1,240 Units $	-	$ -	$ -	$ 124,000
5,000,000 Common Membership Units Authorized, 4,600,000 Units Issued and Outstanding				
Panakeia Holdings, Inc. Capital Account - Seed $	226,504	$ 252,528	$ 334,857	$ 334,857
Management Equity Purchase - Series A $	64,400	$ 132,580	$ 264,786	$ 264,786
Outside Investors - Series A $	-	$ 100,000	$ 240,000	$ 240,000
Partner's Capital Account(s) $	290,904	$ 485,108	$ 839,643	$ 963,643
Accumulated Profit - (Deficits) $	(131,446)	$ (269,680)	$ (597,607)	$ (631,707)
Partner's Capital Account(s) - End of Period $	159,458	$ 215,428	$ 242,036	$ 331,936
TOTAL LIABILITIES AND CAPITAL ACCOUNTS $	214,458	$ 283,611	$ 316,301	$ 467,866

HERBAL BOTANICAL PRODUCTS, LLC
BALANCE SHEET
DECEMBER 31, 2020, 2021, 2022 RESPECTIVELY
INCLUDING PRO FORMA POST CROWDFUNDING
(UNAUDITED)
INTERNALLY PREPARED

ASSETS	2020 Actual	2021 Actual	2022 Actual	Post Crowdfunding Pro Forma
Current Assets				
Cash on Hand (Assumes Crowdfunding Round is Fully Subscribed)	$ 4,329	$ 67,003	$ 34,264	$ 74,764
Subscriptions Receivables - Management	$ -	$ -	$ 40,500	$ -
Subscriptions Receivables - Crowdfunding	$ -	$ -		$ 124,000
Accounts Receivables, Less Allowance for Doubtful Accounts of $0.00	$ -	$ -	$ -	$ -
Inventory - Containers	$ 4,500	$ 9,653	$ 15,604	$ 15,604
Inventory - Finished Goods	$ 20,102	$ 11,585	$ 7,644	$ 35,209
Inventory - Raw Materials - Telomere Formulation	$ 137,605	$ 137,605	$ 137,605	$ 137,605
Inventory - Raw Materials - Neuropathy Formulation	$ 25,997	$ 25,997	$ 25,997	$ 25,997
Inventory - Raw Materials - Collagen Formulation	$ 21,924	$ 21,924	$ 21,924	$ 21,924
Inventory - Miscellaneous	$ -	$ -	$ -	$ -
Due From Affiliate	$ -	$ 9,843	$ 17,763	$ 17,763
Total Current Assets	$ 214,458	$ 283,611	$ 301,301	$ 452,866
Fixed and Long Lived Assets				
Owned URL Domain Addresses	$ -	$ -	$ 5,000	$ 5,000
Product Development	$ -	$ -	$ 5,000	$ 5,000
Website Development	$ -	$ -	$ 5,000	$ 5,000
Total Fixed and Long Lived Assets	$ -	$ -	$ 15,000	$ 15,000
TOTAL ASSETS	$ 214,458	$ 283,611	$ 316,301	$ 467,866

LIABILITIES AND PARTNER'S CAPITAL			Actual	Post Crowdfunding Pro Forma
Current Liabilities				
Accounts Payable - Contractor	$ 55,000	$ 68,183	$ 52,030	$ 52,030
Accounts Payable - Expenses	$ -	$ -	$ 14,800	$ 14,800
Accounts Payable (Prepaid) - Inventory	$ -	$ -	$ (27,565)	$ -
Accounts Payable - Wefunder Fee	$ -	$ -	$ -	$ 9,300
Deferred Revenue	$ -	$ -	$ -	$ 24,800
Interest Payable	$ -	$ -	$ -	$ -
Payroll Taxes Payable	$ -	$ -	$ -	$ -
Debt Maturing in Less Than One Year	$ -	$ -	$ 35,000	$ 35,000
Total Current Liabilities	$ 55,000	$ 68,183	$ 74,265	$ 135,930
Long Term Liabilities				
Liabilities Maturing in More Than One Year	$ -	$ -	$ -	$ -
Promissory Notes Due in More Than One Year	$ -	$ -	$ -	$ -
Total Long Term Debt	$ -	$ -	$ -	$ -
Total Liabilities	$ 55,000	$ 68,183	$ 74,265	$ 135,930
Partners Capital Account(s)				
Mandatorily Redeemable Preferred Series A Units - 1,240 Units	$ -	$ -	$ -	$ 124,000
5,000,000 Common Membership Units Authorized, 4,600,000 Units Issued and Outstanding				
Panakeia Holdings, Inc. Capital Account - Seed	$ 226,504	$ 252,528	$ 334,857	$ 334,857
Management Equity Purchase - Series A	$ 64,400	$ 132,580	$ 264,786	$ 264,786
Outside Investors - Series A	$ -	$ 100,000	$ 240,000	$ 240,000
Partner's Capital Account(s)	$ 290,904	$ 485,108	$ 839,643	$ 963,643
Accumulated Profit - (Deficits)	$ (131,446)	$ (269,680)	$ (597,607)	$ (631,707)
Partner's Capital Account(s) - End of Period	$ 159,458	$ 215,428	$ 242,036	$ 331,936
TOTAL LIABILITIES AND CAPITAL ACCOUNTS	$ 214,458	$ 283,611	$ 316,301	$ 467,866

HERBAL BOTANICAL PRODUCTS, LLC
INCOME STATEMENT
2020 - 2022
(UNAUDITED)
INTERNALLY PREPARED

Revenue	2020	2021	2022
Gross Square Sales	$ 17,471.48	$ 16,899.27	$ 15,290.71
Bank Deposits - Sales	$ 3,822.90	$ 3,296.93	$ 709.35
Other - Sales	$ 8,500.00	$ -	$ -
Total Gross Revenue	$ 29,794.38	$ 20,196.20	$ 16,000.06
Cost of Goods Sold	$ (6,122.41)	$ (5,426.42)	$ (5,757.95)
Gross Profit	$ 23,671.97	$ 14,769.78	$ 10,242.10
Gross Profit Percentage	79.45%	73.13%	64.01%
Sales, General & Administrative Expeses			
Business Expenses	$ 3,320.95	$ 15,159.97	$ 57,306.67
Consulting Expense	$ 5,000.00	$ 1,992.91	$ 13,267.91
Corporate Orginizational Expense	$ 750.00	$ 200.00	$ 888.00
Information Technology Expenses	$ 15,220.49	$ 6,124.87	$ 4,886.69
Independent Contractor Expense	$ 27,117.92	$ 56,445.32	$ 81,736.91
Marketing	$ 73,763.12	$ 73,763.12	$ 29,286.00
Merchant Account Fees & Expenses	$ 844.85	$ 45.87	$ 1,674.90
Office Supplies	$ 523.23	$ 523.23	$ 1,702.63
Other Expenses	$ 6,360.67	$ 27,201.61	$ 15,600.00
Rent	$ 7,542.18	$ 7,542.18	$ 15,600.00
Shipping Expense	$ 561.04	$ 561.04	$ 932.77
Storage Expense	$ 310.46	$ 310.46	$ 2,918.45
Telecommunications Expense	$ 2,712.74	$ 2,712.74	$ 5,189.07
Travel Expense	$ 11,090.03	$ 11,090.03	$ 18,760.73
Total S, G, & A Expenses	$ 155,117.68	$ 203,673.35	$ 249,750.73
Operating Income	$ (131,445.71)	$ (188,903.57)	$ (239,508.63)
Cumulative Operating Income	$ (131,445.71)	$ (320,349.28)	$ (559,857.91)

HERBAL BOTANICAL PRODUCTS, LLC
CONDENSED STATEMENT OF CASH FLOWS
(UNAUDITED)
INTERNALLY PREPARED

	Twelve Months Ended 12/31/2020		Twelve Months Ended 12/31/2021		Twelve Months Ended 12/31/2022
CASH FLOWS FROMM OPERATING ACTIVITIES					
Net Loss	$ (131,446)	$	(188,904)	$	(239,509)
Adjustments to reconcile net income to net cash provided by operating activities:					
Depreciation expense	$ -	$	-	$	-
(Increase) Decrease in assets					
Accounts receivables	$ -	$	-	$	-
Inventory purchases - raw materials	$ -	$	-	$	-
Inventory purchases - finished goods	$ -	$	(235)	$	(7,163)
Prepaid expense and other current assets	$ -	$	-	$	-
Security Deposit	$ -	$	(1,900)	$	-
Increase (decrease) in liabilities:					
Accounts payable	$ -	$	-	$	24,225
Credit card payable	$ -	$	-	$	-
Warranty reserve	$ -	$	-	$	-
Sales tax payable	$ -	$	-	$	-
Deferred revenue	$ -	$	-	$	-
Accrued expenses	$ 55,000	$	13,183	$	9,422
CASH USED FOR OPERATING ACTIVITIES	$ 55,000	$	11,048	$	26,485
CASH FLOW FROM INVESTING ACTIVITIES					
Cash used for fixed assets					
Cash used for intangible assets	$ -	$	-	$	-
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	$ -	$	-	$	-
CASH FLOW FROM FINANCING ACTIVITIES					
Cash raised by the issuance of short-term debt	$ -	$	-	$	35,000
Cash raised by the issuance of equity securities	$ 80,775	$	240,529	$	180,284
CASH PROVIDED BY INVESTING ACTIVITIES	$ 80,775	$	240,529	$	180,284
NET INCREASE (DEREASE) IN CASH	$ 4,329	$	62,674	$	(32,740)
CASH AT BEGINNING OF YEAR	$ -	$	4,329	$	67,003
CASH AT END OF YEAR	$ 4,329	$	67,003	$	34,263